March 19, 2020

Gianni B. Arcaini
Chief Executive Officer
Duos Technologies Group, Inc.
6622 Southpoint Drive South, Suite 310
Jacksonville, FL 32216

       Re: Duos Technologies Group, Inc.
           Registration Statement on Form S-3
           Filed March 16, 2020
           File No. 333-237213

Dear Mr. Arcaini:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Lawrence Metelitsa